SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 5 2003

DIVISION OF MARKET REGULATION

03014755

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-12 Thereunder	SEC FILE NO. 8-5235

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

Official Use Only
FIRM ID. NO.

Credit Suisse First Boston Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Fisher (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

	757 Third Avenue	New York	10017
(ADDRESS)	Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

KJ

3/3/

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Member's Equity**
X	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 (not applicable)**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable)**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (not applicable)**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act (not applicable)**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Supplemental Report on Internal Control

KPMG

757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Member of
Credit Suisse First Boston Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse First Boston Capital LLC (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse First Boston Capital LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 26, 2003

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Statement of Financial Condition
December 31, 2002
(In thousands)

ASSETS

Securities borrowed from affiliates	$ 1,062,704
Receivables:	
Affiliates	188,379
Brokers, dealers and other	2,783
Financial instruments owned, at fair value:	
Equities	17,325
Corporate debt	3,029
Derivatives contracts	331,551
Variable prepaid forwards	1,564,960
Total Assets	$ 3,170,731

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Short-term borrowings from affiliate	$ 1,231,383
Payables:	
Affiliates	197,173
Brokers, dealers and other	306,813
Financial instruments sold not yet purchased, at fair value:	
Equities	1,164,980
Derivatives contracts	10,441
Accounts payable and accrued expenses	1,964
Loans payable to parent and affiliates	15,324
Other liabilities	6,987
Subordinated borrowings	115,000
Total liabilities	3,050,065
Member's equity:	
Member's contributions	176,600
Accumulated deficit	(55,934)
Total member's equity	120,666
Total Liabilities and Member's Equity	$ 3,170,731

See accompanying notes to statement of financial condition.

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Notes to Statement of Financial Condition
December 31, 2002

1. Organization and Description of Business

Credit Suisse First Boston Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse First Boston Capital Holdings, Inc. (the "Parent Company"), which is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. ("CSFB (USA) Inc."), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFB Inc."), whose ultimate parent is Credit Suisse Group ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") "Derivatives Dealer", which is a special category of broker-dealer engaged in an OTC derivatives business. The Company is engaged in various in OTC derivatives activities for risk management purposes and to meet customer needs and provides brokerage services for corporate customers and affiliated entities. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 using the Company's internal value at risk ("VAR") model.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value. Fair value is estimated at a specific point in time, based on quoted market prices or estimated fair value as determined by management through the use of price quotes from brokers and dealers, discounted expected cash flows, model pricing, or other appropriate methods. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Securities borrowed are recorded at the amount of cash collateral advanced. For securities borrowed, the Company deposits cash with the lender. The Company monitors the market value of securities borrowed daily and obtains or refunds cash collateral as necessary.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments owned at fair value, and financial instruments sold not yet purchased at fair value, include derivatives contracts, corporate debt, equity securities and variable prepaid forwards, and are recorded in the statement of financial condition on a trade date basis.

The Company is a limited liability company that, for tax purposes, is treated as a corporation. The Company is included in a consolidated federal income tax return and combined New York State and New York City income tax returns filed by CSFB Inc. CSFB Inc. allocates federal, state and city income taxes to its subsidiaries on a separate return basis. Current income tax receivables and payables will be settled with CSFB Inc.

Any credits for losses will be paid by CSFB Inc. to the extent that such credits are for tax benefits that have been utilized in the consolidated federal or combined state and city income tax return.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

2. Summary of Significant Accounting Policies (Continued)

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This new interpretation requires additional disclosures to be made by a guarantor in its financial statements about its obligations under certain of its guarantees. It will require a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The recognition and initial measurements provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. Accordingly, the Company adopted the disclosure requirements of FIN 45 for the December 31, 2002 statement of financial condition. See note 12 for a discussion on guarantees.

During the fourth quarter of 2002 the Company adopted Emerging Issues Task Force ("EITF") Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" ("EITF No. 02-3"). In EITF No. 02-3 the EITF reached a consensus to rescind EITF Issue 98-10, "Accounting for Energy Trading and Risk Management Activities." This EITF Issue also reflects the FASB's view concerning the appropriateness of recognizing an unrealized gain or loss at the inception of a derivative instrument entered into after November 21, 2002. Generally, the FASB believes that an entity should not recognize a dealer profit or unrealized gain or loss at inception of a derivative instrument unless that profit is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions, or (c) other observable data supporting a valuation technique. The effect of adopting EITF 02-3 was not material to the statement of financial condition.

3. Subordinated Borrowings and Member's Equity

At December 31, 2002, the Company's outstanding subordinated borrowings were as follows:

	(In thousands)
Subordination Agreements:	
Due May 10, 2011	$ 115,000
Total subordinated borrowings	$ 115,000

The Company has a $250 million subordinated financing arrangement with CSFB (USA), Inc. that matures on May 10, 2011. On October 1, 2002, the Company drew down an additional $40 million under this facility.

The weighted average effective interest rate for these borrowings for the period ending December 31, 2002 was 2.75%. The fair value of these borrowings approximates the amounts reflected in the statement of financial condition.

The borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

For the year ended December 31, 2002, the Company received member's equity contributions of $40 million from CSFB (USA), Inc.

4. Related Party Transactions

In the normal course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties.

The following table sets forth related party assets and liabilities included in the respective line items as of December 31, 2002:

	(In thousands)
Securities borrowed from affiliates	$1,062,704
Derivatives contracts	25,355
Due from affiliates	188,379
Total Assets	$1,276,438
Short-term borrowings from affiliate	$1,231,383
Payables to affiliates	197,173
Loans payable to parent and affiliates	15,324
Taxes payable (included in accounts payable and accrued expenses)	618
Subordinated borrowings	115,000
Total Liabilities	$1,559,498

Due from affiliates of $188.4 million consist primarily of cash collateral from OTC derivative transactions. Payables to affiliates of $197.2 million primarily relate to obligations to pay various future cash flows from contractual agreements whose terms mirror those of transactions where similar amounts are due from customers.

At December 31, 2002, variable prepaid forwards (refer to footnote 9 for more details) in the statement of financial condition include the novation of two trades of approximately $1.2 billion from Credit Suisse First Boston Zurich, an affiliate of CSFB Inc. Such novation was completed in December 2002. These positions were novated at fair value. These transactions were partially funded by short-term borrowings.

5. Net Capital Requirements

The Company computes its net capital using Appendix F of SEC Rule 15c3-1, under the Securities Exchange Act of 1934 (the "Exchange Act"). At December 31, 2002, the Company's net capital of $155.8 million, allowing for market and credit risk exposure of $56.9 million and $22.8 million, respectively, was in excess of the minimum net capital requirement by $135.8 million.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

6. Deferred Taxes

Deferred tax assets are principally attributable to accrued expenses. Net deferred tax liabilities in the statement of financial condition, has the following components at December 31, 2002:

	(In thousands)
Deferred tax assets	$ 1,115
Deferred tax liabilities	(1,777)
Deferred tax liabilities net of deferred tax assets	(662)
Valuation allowance	(19)
Net deferred tax liabilities	$ (681)

6. Deferred Taxes (Continued)

Management has determined that the realization of the recognized gross deferred tax assets of $1.1 million at December 31, 2002 is more likely than not, based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available, which enhance its ability to utilize these tax benefits. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced. Further, due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $19 thousand at December 31, 2002.

7. Transfers of Financial Assets

As of December 31, 2002, the Company has received approximately $1.8 billion of collateral pursuant to securities borrowed and variable prepaid forward transactions. The Company has the right to sell or re-pledge these assets. The Company has re-pledged approximately $650 million of such collateral in connection with sole recourse notes, which are included in short-term borrowings from affiliate in the statement of financial condition as of December 31, 2002. In addition, the Company has sold approximately $1.2 billion of such collateral to affiliates and third parties, which includes approximately $137 million of collateral received from the customers in connection with the variable prepaid forward transactions.

8. Derivatives Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad–based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest or currency exchange rates, or a variety of indices. The Company enters into derivative and certain hybrid transactions for risk management purposes and to provide products for its clients, and economically hedges these positions by entering into offsetting transactions.

Options

The Company purchases and writes options contracts, primarily over-the-counter instruments, for risk management purposes and to meet customer needs. With written options, the Company receives a cash premium and is obligated if the option is exercised to buy or sell the underlying instrument for a fixed price on or before a specified date or to make a cash payment equal to the value of the option at exercise. The Company also purchases options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date or to receive a cash payment equal to the value of the option at exercise. The underlying instruments for these options include equities. All options, including premiums paid and received, are reported at fair value, based on quoted market prices or management's best estimate using established valuation models or techniques.

The Company also enters into collars, whereby a customer buys a put option on a stock and finances this via the sale of a call option at a higher strike. Collars are carried at fair value and are included in derivative contracts in the statement of financial condition.

The Company hedges the exposure associated with these options and collars, primarily by entering into offsetting options or buying or selling the underlying securities.

Swaps

The Company's swap agreements consist primarily of interest rate swaps. Interest rate swaps are contractual agreements to exchange payments based on agreed notional amounts, rate of interest and maturity. In addition, the Company enter into credit default swaps, which are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

8. Derivative Contracts (Continued)

The fair values of the derivatives described above are as follows at December 31, 2002:

	Assets	Liabilities
	(In thousands)	
Options	$ 38,072	$10,153
Swaps	293,479	288
Total	$ 331,551	$10,441

These amounts are included as derivatives contracts in financial instruments owned/sold not yet purchased at fair value in the statement of financial condition.

9. Variable Prepaid Forwards

Variable Prepaid Forwards ("VPF") are a form of over-the-counter hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a customer on a forward basis. At inception, the Company pays the customer a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares with a maximum share cap) from the customer based on the market price of the shares at maturity. In this way, VPFs allow customers to monetize their stock position. In addition, with the VPFs the Company offers customers market risk protection by embedding into the VPF transaction an equity collar which, amongst other things, protects the customer against decreases in value of the underlying common stock. The VPFs are generally long-dated, most often having maturities between 3 to 10 years.

VPFs transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to hedge this risk, the Company sells the underlying stocks short.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities include various securities and financial instrument transactions, including options, collars, variable prepaid forwards, credit default swaps, and interest rate swaps, that involve off-balance sheet risk. To execute these transactions, the Company purchases and sells (including "short sales") securities and writes options contracts. The Company is exposed to the risk that a customer or counterparty to the off-balance sheet transaction is unable to fulfill its contractual obligations, and that collateral held is not sufficient to cover losses. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines. In addition, the Company uses securities as collateral to support various secured financing sources.

11. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of foreign corporations, institutional and individual investors and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized.

11. Concentrations of Credit Risk (Continued)

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and VPFs. The Company uses various means to manage its credit risk. The credit-worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions.

12. Guarantees

In the ordinary course of business, the Company enters into OTC derivatives contracts that contingently require the Company to make payments based on changes in an underlying security. Included in this category are certain written OTC put option contracts where the counterparty pursuant to the terms of the derivative can potentially force ownership of the underlying security by the Company or require the Company to make a cash payment in an amount equal to the decline in the value of the shares underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk, in that, changes in credit spreads or in the credit quality of the underlying securities may obligate the Company to make a payment. By securing the counterparty's downside risk, the Company has entered into a guarantee.

The Company seeks to manage these risks by engaging in various hedging strategies to reduce its exposure, such as purchasing an option to sell the related security, selling the underlying securities short, or entering into other offsetting derivatives contracts.

The following table sets forth the maturity breakouts of guarantees included in derivatives contracts in the statement of financial condition at December 31, 2002:

	Maturity Less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity Greater than 5 Years	Total
			(In millions)		
Derivatives/Market Value	$ -	$ 4	$ 57	$ -	$ 61
Total guarantees	$ -	$ 4	$ 57	$ -	$ 61

The maximum potential exposure of these contracts is $785 million and represents the maximum obligation of the Company in the event that all of the Company's underlying values or all credit derivatives where the Company was providing credit protection encountered a default or other similar credit event. The Company believes that the likelihood of such occurances is remote.

13. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

14. Subsequent Event

The Company was reorganized on February 21, 2003 to merge the derivatives activities conducted by Credit Suisse First Boston Cayman International LDC ("CSFB Cayman"), a direct wholly owned subsidiary of CSFB (USA) Inc. The reorganization will result in CSFB Cayman being merged with and into the Company such that after the merger, CSFB Cayman will cease to exist. The consolidation of these identical businesses provides CSFB (USA) Inc. with more streamlined OTC derivatives operations for marketing and trading U.S. based OTC structured equity derivatives. The merger will increase the Company's OTC derivatives and hedge securities significantly.

Schedule 1

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 Appendix F
As of December 31, 2002
(In thousands)

Member's equity	$ 120,666
Subordinated borrowings	115,000
Total	235,666
Nonallowable assets and miscellaneous capital charges:	
Other deductions and/or charges	(145)
Total	(145)
Tentative net capital before market and credit risk exposure	235,521
Market risk exposure	(56,910)
Credit risk exposure	(22,812)
Total	(79,722)
Net capital	155,799
Minimum capital requirement	(20,000)
Capital in excess of minimum requirements	$ 135,799

NOTE - There are no material differences between the amounts presented above and the amounts included in Credit Suisse First Boston Capital LLC's unaudited FOCUS Report of December 31, 2002 as filed on January 24, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

KPMG

757 Third Avenue
New York, NY 10017

Member of
Credit Suisse First Boston Capital LLC:

In planning and performing our audit of the financial statements of Credit Suisse First Boston Capital LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-12(h)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h) in making the periodic computations of net capital under Rule 15c3-(1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2003